                                                --------------------------------
                                                           OMB APPROVAL
                                                --------------------------------
                                                OMB NUMBER:            3235-0145
                                                Expires:        October 31, 1997
                                                Estimated average burden
                                                hours per response  . . .  14.90
                                                --------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                      CRESCENT REAL ESTATE EQUITIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   225756105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                WM. S. KLEINMAN
                            HAYNES AND BOONE, L.L.P.
                          901 MAIN STREET, SUITE 3100
                            DALLAS, TEXAS 75202-3789
                                 (214) 651-5656
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               SEPTEMBER 27, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 225756105                                            PAGE 2 OF 7 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Don W. Crisp, as Trustee of the Caroline Hunt Trust Estate

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF, OO

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States Citizen
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  380,501 Shares

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  380,501 Shares

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      380,501 Shares (see Item 2)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.1% (assuming exchange of all outstanding Units. See Item 3)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 225756105                                            PAGE 3 OF 7 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ROSEWOOD PROPERTY COMPANY (successor by merger to Rosewood Real Estate Investments, Inc. and Rosewood Real Estate Equities, Inc.)
      75-185-3546

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  905,471 Shares

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  905,471 Shares

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      905,471 Shares (see Item 2)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.7% (assuming exchange of all outstanding Units. See Item 3)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 225756105                                            PAGE 4 OF 7 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LAS COLINAS PLAZA, LTD.
      75-238-2105

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  107,527 Shares

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  107,527 Shares

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      107,527 Shares (see Item 2)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .3% (assuming exchange of all outstanding Units. See Item 3)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------

               AMENDMENT NO. 2 AND RESTATEMENT OF SCHEDULE 13D

  Don W. Crisp ("Trustee"), as trustee of the Caroline Hunt Trust Estate (the "Trust"), Rosewood Property Company, a Delaware corporation ("RPC"), and Las Colinas Plaza, Ltd., a Texas limited partnership ("LCPL"), hereby amend and restate their statement on Schedule 13D as originally filed on March 9, 1995 (the "Original Statement"), and as amended and filed January 16, 1996, with respect to the common stock, par value $.01 per share ("Common Stock"), of Crescent Real Estate Equities, Inc. ("Crescent").

  As of September 27, 1996, as a result of Crescent's issuance of additional shares of Common Stock pursuant to a public offering, the Trust, RPC and LCPL own less than five percent of Crescent's outstanding Common Stock. As of September 27, 1996, these entities were no longer subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934. The information contained herein is given as of such date..

  The following information is a restatement of each respective item in the Original Statement, as amended, pursuant to Rule 13d-2(c). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement, as amended.

ITEM 1.  INTEREST IN SECURITIES OF THE ISSUER.

  The class of securities to which this statement relates is the Common Stock of Crescent. The address of the principal executive offices of Crescent is 900 Third Avenue, Suite 1800, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND.

  (a) This statement on Schedule 13D is being filed jointly by the Trustee, RPC and LCPL (collectively, the "Reporting Persons"). Information with respect to the executive officers and directors of RPC is listed on the schedule attached hereto as Schedule I, which is incorporated into this Schedule 13D by reference.

  (b) The address of the principal business and office of the Trustee is 100 Crescent Court, Suite 1700, Dallas, Texas 75201. The address of the principal business and office of the remaining Reporting Persons and each of their respective executive officers and directors is 500 Crescent Court, Suite 300, Dallas, Texas 75201.

  (c) The Trustee's present principal occupation is to manage the assets of the Trust which are held directly and through the direct and indirect ownership of various corporations and partnerships. RPC is a corporation whose primary business purpose is to own real estate for investment purposes. Las Colinas is a limited partnership whose primary business purpose is to own real estate for investment purposes.

  (d) During the past five years, none of the Reporting Persons or any of their respective executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) During the past five years, none of the Reporting Persons or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Each of the Reporting Persons is deemed to hold Common Stock due to its holdings of Common Stock and units of limited partnership interest (the "Units") in Crescent's operating partnership ("Operating"). Each Unit is exchangeable on a one-for-one basis for shares of Common Stock, or, at the option of Crescent, cash, subject to certain limitations, from and after April 28, 1995. RRCC Limited Partnership, a Texas limited partnership ("RRCC"), of which the Trust is a limited partner and RPC is a general partner, contributed certain real estate to Operating in exchange for 2,475,342 Units and the assumption of certain liabilities. RRCC subsequently distributed Units to the Trust and RPC. RPC and LCPL also contributed certain real estate properties to Operating in exchange for 39,101 and 107,527 Units, respectively, and the assumption of certain liabilities. The Trust purchased 9,200 shares of Common Stock for $230,000, using internal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

  The Reporting Persons originally acquired the Units and Common Stock beneficially owned by them for investment. The Reporting Persons reserved the right to acquire beneficial ownership of additional Units and/or shares of Common Stock in the future, directly or indirectly, by open market purchase or otherwise, and to dispose of all or a portion of their holdings of Units and/or shares of Common Stock. Since, as of September 27, 1996, the Reporting Persons own less than five percent of Crescent's outstanding Common Stock, the Reporting Persons disclaim any obligation to report the information required by
Item 4 of Schedule 13D subsequent to September 27, 1996.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The Trustee, as the holder through the Trust, beneficially owns 380,501 shares of Common Stock, which represented 1.1% of the then outstanding shares of Common Stock (assuming an exchange of all outstanding Units for shares of Common Stock). RPC beneficially owns 905,471 shares of Common Stock, which represented 2.7% of the then outstanding shares of Common Stock (assuming an exchange of all outstanding Units for shares of Common Stock). LCPL beneficially owns 107,527 shares of Common Stock, which represented .3% of the then outstanding shares of Common Stock (assuming an exchange of all outstanding Units for shares of Common Stock).

                 (b) Number of shares as to which such reporting person has:

                          (i)     sole power to vote or direct the vote:

                                  (a)      Trustee                 380,501
                                  (b)      RPC                     905,471
                                  (c)      LCPL                    107,527

                          (ii)    shared power to vote or direct the vote:

                                  (a)      Trustee                       0
                                  (b)      RPC                           0
                                  (c)      LCPL                          0

                          (iii)   sole power to dispose or direct the
                                  disposition:

                                  (a)      Trustee                 380,501
                                  (b)      RPC                     905,471
                                  (c)      LCPL                    107,527

                                  (iv)     shared power to dispose or direct
                                           the disposition:

                                  (a)      Trustee                       0
                                  (b)      RPC                           0
                                  (c)      LCPL                          0

                 (c) None of the Reporting Persons have engaged in any transactions in the Common Stock within the past 60 days.

                 (d)      Not applicable.

                 (e) The Trust, RPC and LCPL entered a Joint Filing Agreement on February 28, 1995, but their beneficial ownership aggregated less than five percent of Common Stock as of September 27, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 3 pursuant to which the Reporting Persons have the right to exchange the Units for shares of Common Stock is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILLED AS EXHIBITS.*

         Exhibit 1 Joint Filing Agreement dated February 28, 1995 among Donald W. Crisp, Rosewood Property Company, Las Colinas Plaza, Ltd. and Rosewood Real Estate Equities, Inc.

         Exhibit 2 Registration Rights, Lock up and Pledge Agreement, dated as of May 5, 1994, among Crescent Real Estate Equities, Inc. Crescent Real Estate Equities Limited Partnership and certain stockholders.





----------------

     *Pursuant to Rule 13d-2(c), these previously filed paper exhibits have not been restated electronically.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 27, 1996.





                                           s/ Don W. Crisp, Trustee
                                           ------------------------------------
                                           Don W. Crisp, as Trustee of the
                                           Caroline Hunt Trust Estate




                                           ROSEWOOD PROPERTY COMPANY



                                           By: s/ Dennis King
                                               --------------------------------
                                               Name: Dennis King
                                                     --------------------------
                                               Title: Senior Vice President
                                                      -------------------------



                                           LAS COLINAS PLAZA, LTD.

                                           By: Rosewood Property Company,
                                               its general partner



                                               By: s/ Dennis King
                                                   ----------------------------
                                                   Name: Dennis King
                                                         ----------------------
                                                   Title: Senior Vice President
                                                          ---------------------

                                   SCHEDULE I

  All individuals listed on this Schedule I are citizens of the United States of America.

                           ROSEWOOD PROPERTY COMPANY

 DIRECTORS:                                                                         Principal Occupation
 ---------                                                                          --------------------
 Laurie Sands Harrison                                                                        *
 David K. Sands                                                                               *
 J.B. Sands                                                                                   *
 Patrick B. Sands                                                                             *
 Stephen H. Sands                                                                             *
 Don W. Crisp                                                                                **
 C. Todd Miller                                                                              ***
 Paul E. Rowsey, III                                                                         ***


 OFFICERS:                                                                          Principal Occupation
 --------                                                                           --------------------
 C. Todd Miller                President and Chief Executive Officer                         ***
 Paul E. Rowsey, III           Executive Vice President;                                     ***
                               President/Commercial Group; and Secretary
 David M. Jacobs               Executive Vice President-Finance and                          ***
                               Administration and Treasurer
 William S. Buchanan           Executive Vice President                                      ***
 B. Dennis King                Senior Vice President and Assistant                           ***
                               Secretary
 Dennis James                  Vice President and Assistant Secretary                        ***
 Nancy K. Dunlap               Assistant Secretary                                           ***
 Sharron White                 Assistant Secretary                                           ***





* Serving as a director of corporations owned directly or indirectly by The Caroline Hunt Trust Estate.
** Serving as Trustee of The Caroline Hunt Trust Estate and as an executive officer of corporations owned, directly or indirectly by The Caroline Hunt Trust Estate.
*** Serving as an executive officer of RPC and of corporations owned, directly or indirectly by RPC.